Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Successor				Predecessor
	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007	Year Ended December 31, 2006

Earnings
- Pre-tax (loss) income from continuing operations	$(303.4)	$(512.0)	$(54.7)	$(5.0)	$16.6	$140.6
- Fixed charges	136.5	159.5	209.9	160.4	17.9	99.7

Net earnings	$(166.9)	$(352.5)	$155.2	$155.4	$34.5	$240.3

Fixed Charges
- External interest expense	$120.3	$141.5	$196.3	$151.0	$—	$—
- Intercompany interest expense, net	—	—	—	—	15.8	91.6
- Amortized premiums, discounts and capitalized expenses related to indebtedness	11.5	13.1	9.6	7.2	—	—
- Estimate of interest expense within rental expense	4.7	4.9	4.0	2.2	2.1	8.1

Total fixed charges	$136.5	$159.5	$209.9	$160.4	$17.9	$99.7

Ratio of earnings to fixed charges(1)	-1.22X	-2.21X	0.74X	0.97X	N/A	N/A
Deficiency	303.4	512.0	54.7	5.0	N/A	N/A

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income tax plus fixed charges. Fixed charges consist of interest expense and a portion of operating rental expense that management believes is representative of the interest component of rental expense. For periods in which the ratio of earnings is less than 1.0, the amounts shown as Deficiency represent the additional earnings that would be necessary to raise the ratio to 1.0. For the Predecessor periods, the ratio of earnings to fixed charges is not meaningful, given the fact that debt was not held by the Predecessor business.